News Release

Trading Symbols: TSX: SEA	FOR IMMEDIATE RELEASE
NYSE: SA	December 12, 2018

Seabridge Gold Successfully Extends Iron Cap Deposit’s
High Grade Core Zone Down Plunge to the Northwest
Hole IC-18-83 returns 548 meters of 0.63 gpt gold and 0.44% copper
2018 exploration drilling finds southern limits of Iron Cap core zone

Toronto, Canada…The remaining drill holes completed this year on the Iron Cap deposit at Seabridge Gold’s 100%-owned KSM project in north western British Columbia have confirmed a northern down plunge extension of the high grade core zone originally discovered by Seabridge in 2016. Results include some exceptional widths of gold and copper mineralization with grades exceeding the KSM resource average. Work is now in progress on an updated resource estimate for Iron Cap.

This year’s principal exploration objectives were to test the down plunge projection of the high-grade core zone of the Iron Cap Deposit to the west of the current resource and evaluate the relative positioning between Iron Cap and the currently planned alignment of the Mitchell-Treaty Tunnel (MTT). Due to its proximity to the MTT and its higher grade, Iron Cap could potentially improve KSM’s economics by mining it before the Kerr deposit. The 2018 program successfully tested the down plunge projection of the Iron Cap core zone, assessed the impact of post-mineral intrusions on the south end of the Iron Cap deposit and obtained data for the optimum alignment of the proposed Mitchell-Treaty Tunnel (MTT) which would transfer ore to the proposed mill.

Seabridge Chairman and CEO Rudi Fronk commented: “Iron Cap has clearly become one of the best deposits in the KSM cluster, not only for its superior grade but also due to its proximity to infrastructure, which we expect will require less capital to develop than the Kerr and Sulphurets deposits, and also its size and orientation which favour efficient, cost-effective underground block cave mining. We believe the impact of Iron Cap on the economic potential of KSM will help us conclude a joint venture partnership on positive terms.”

Drill holes from this season’s program can be divided into the program’s three target areas: the northwestern down plunge projection of the high grade core zone; the northeastern up-dip projection of the core zone; and the potential for a southern extension. Drilling of the northwestern projection, including holes IC-18-74B*, 75*, 75B, 81, 82, 82A, 83 and 85 and 85A, will likely result in a resource expansion. This was difficult drilling due to a wide Sulphurets Thrust Fault (STF) interval and problems supplying the drills with adequate water. Consequently, holes IC-18-80 and 80A did not penetrate the STF, holes IC-18-074 and 82 were lost when the fault zone collapsed after initially advancing through the STF, and holes IC-18-80B and 81A were abandoned due to lack of drilling water. IC-18-84 confirmed a shallow up dip extension of the core zone to the northeast. On the southern end of the core zone, the plunge projection was targeted by holes IC-18-76, 77 and 79. Although the pattern of rocks approaching the core zone was intact, a post mineral intrusion appears to have cannibalized much of the high-grade material in this localized area. (* indicates drill hole results released on October 11, 2018)

Results from the remaining drill holes at Iron Cap are tabulated below:

2018 Iron Cap Exploration Drilling Results

Hole ID	Hole Length (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
Northwest Plunge Projection Drill Holes
IC-18-74*	855.0	802.5	855.4	52.9	0.70	0.34	3,7
IC-18-74B*	1687.8	837.5	872.0	34.6	0.46	0.43	11.2
		967.1	1199.3	232.2	0.30	0.25	1.0
		1270.3	1354.1	83.8	0.42	0.29	1.1
		1412.2	1508.1	95.9	0.38	0.35	1.2
IC-18-75*	1662.1 including including	878.3	914.3	36.1	0.54	0.39	1.3
		991.6 1063.3 1192.3	1574.3 1158.3 1250.2	582.7 95.0 57.9	0.59 0.84 1.00	0.41 0.62 0.44	1.4 1.1 1.5
		1607.0	1660.0	53.0	0.34	0.23	1.6
IC-18-75B	1428.3 including	939.9	1062.2	122.0	0.35	0.35	1.4
		1296.3 1296.3	1428.3 1341.8	132.0 45.5	0.50 0.79	0.39 0.57	2.8 5.2
IC-18-81	1334.4 including	527.4	532.9	5.5	7.63	0.01	8.9
		876.4 876.4	1044.3 966.4	167.0 90.1	0.72 0.87	0.43 0.65	3.4 5.1
		1250.4	1291.4	41.0	0.25	0.21	0.9
IC-18-82	522.4	409.0	522.4	113.4	0.38	0.25	1.5
IC-18-82A	1454.2 including including	428.0 892.2 1133.2	1446.2 958.2 1186.2	1018.2 66.0 53.0	0.44 1.37 0.83	0.37 0.55 0.42	1.6 1.4 2.1
IC-18-83	1374.4 including	818.4	1366.0	547.6	0.63	0.44	2.4
		960.5	1093.9	133.4	1.31	0.57	4.1
IC-18-85	802.5	609.4	802.5	193.1	1.22	0.16	3.2
IC-18-85A	1137.3 including including	763.8 763.8 988.3	1137.3 810.1 1017.3	373.5 46.3 29.0	0.58 1.10 1.27	0.30 0.40 0.44	3.2 10.1 3.3
Southwest Plunge Projection Drill Holes
IC-18-76	1266.4 including	672.4 899.0	1031.0 999.0	358.6 100.0	0.33 0.60	0.18 0.24	1.9 4.1
IC-18-77	1597.4	498.4	581.2	82.8	0.11	0.21	1.3
		684.0	840.3	156.2	0.33	0.30	1.7
		853.4	1075.4	222.0	0.19	0.15	0.7
		1520.4	1578.4	58.0	0.41	0.17	1.7
IC-18-79	1605.4	1500.4	1559.8	59.4	0.32	0.16	1.0
Northeast Up Dip Projection Drill Hole
IC-18-84	450.0	170.0	202.2	31.2	0.20	0.36	5.1
		223.0	257.0	34.0	0.36	0.78	35.4
		281.0	295.0	14.0	2.53	0.03	1.8
		344.0	371.0	27.0	0.40	0.24	4.7

The drill holes reported above were designed to test down plunge and across the Iron Cap deposit. Intervals reported are approximately normal to the strike of the mineralized zone, however hole orientations vary as collar locations were restricted due to topography. Additional drilling, which is anticipated as development progresses, is required to confirm these thicknesses.

Northwest Plunge Projection
Drilling into the northwest plunge projection of Iron Cap was designed to extend the high-grade zones that were developed in the 2017 program. In addition, the program was also formulated to address a potential conflict between the projection of the Iron Cap deposit and the MTT haulage that is a critical part of the project infrastructure. The bulk of the drilling was conducted from limited out crops (nunataks) on the icefield and glacier above the STF. These holes all encountered significantly thicker sections of the STF than we experienced elsewhere on the property, ranging from 35 to 105 meters and accompanied by a broad shatter zone. Due to the very poor rock quality, several holes were lost.

The drill holes that did penetrate the STF found a pattern of rocks identical to that encountered in 2017, and matching the geological model used in our last Iron Cap resource update. Directly below the STF, holes encountered sedimentary rocks that are locally brecciated; matrix to the breccia is fine-grained intrusive rocks. This zone is interpreted as a breccia formed on the margin of an intrusive complex. Passing out of the brecciated sedimentary rocks, holes intersected a series of intrusions with intensive hydrothermal alteration and variable quartz-stockwork veining. This is the heart of the Iron Cap central core zone, generally producing intervals over 100 meters across with gold grades of about 0.30 g/t and copper grades of about 0.30% . Within this core interval locally much higher grades are encountered, likely the result of overlapping hydrothermal events. Below the core zone is typically a distinctive intrusive rock that is less mineralized.

Northeast Up Dip Projection
Hole IC-18-84 was drilled to define the up-dip continuity of the ore zone on the northeastern side of Iron Cap. This hole confirms that the ore zone reaches the surface below glacial ice thereby limiting the potential in the northeast direction. At the up-dip limit of Iron Cap, the zone is composed of altered and thermally metamorphosed sedimentary rock. Variable grade distribution in these rocks may be controlled by permeability or reactive sedimentary beds.

Southwest Plunge Projection
The drill holes targeting the southwestern plunge projection were focused on defining the extent of zones encountered in IC-17-72 (858.1m of 0.86g/t Au and 0.51% Cu including 113.4m 2.98g/t Au and 1.56% Cu ) and IC-14-58 (184.0m of 0.51g/t Au, 0.27% Cu and 142.0m 0.49g/t Au, 0.31% Cu). Results from this drilling have confirmed that the intrusive rocks are less altered, less mineralized and have been intruded by younger igneous rocks. Effectively, the limits to the south for the Iron Cap central core zone have been defined. Those limits are defined both by a decrease in mineralization and the impact of an incestuous intrusion. These results provide an interpreted strike for the Iron Cap high-grade zone of about 800 meters from the North Iron Cap Fault to the southern limit.

Exploration activities by Seabridge at the KSM Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. The sampling program includes blank, duplicates and reference standards, with all copper assays that exceed 0.25% Cu re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Iron Cap deposit having the potential to improve KSM’s economics by mining it before the Kerr deposit; (ii) mining Iron Cap requiring less capital to develop than the Kerr and Sulphurets deposits, and that its size and orientation favouring efficient, cost-effective underground block cave mining; (iii) believing that the impact of Iron Cap on the economic potential of KSM will help the Company conclude a joint venture partnership on positive terms; (iv) the 2018 drilling resulting in a resource expansion; expectation of extending and improving the Iron Cap resource model and that Iron Cap is on course to becoming one of the best deposits in the KSM complex; (v) the orientation of the drill holes being normal to the strike of the mineralized zone; (vi) geological interpretations of the drilling results regarding brecciation, overlapping hydrothermal events and controls on grade distribution; and (vii) the estimated amount and grade of mineral reserves and resources at KSM. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the ability to grow resources at the Iron Cap deposit at grades more valuable than the Kerr deposit; (ii) expect will require less capital to develop than the Kerr and Sulphurets deposits, and also its size and orientation which favour efficient, cost-effective underground block cave mining the presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) block net smelter return values; (vii) conceptual cave footprints, draw points and heights; (viii) appropriate discount rates; (ix) tax rates and royalty rates applicable to the proposed mining operation; (x) financing structure and costs; (xi) anticipated mining losses and dilution; (xii) metallurgical performance; (xiii) reasonable contingency requirements; (xiv) success in realizing proposed operations; (xv) receipt of regulatory approvals on acceptable terms; and (xvi) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2017 and in the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For additional information please contact:
Rudi Fronk, Chairman and CEO
Tel: (416) 367-9292